UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission file number: 001-39169

Natura &Co Holding S.A.

(Exact Name of Registrant as Specified in Its Charter)

Avenida Alexandre Colares, No. 1188, Sala Al 7-Bloco A Parque Anhanguera São Paulo, São Paulo 05106-000, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

NATURA &CO HOLDING S.A.

table of contents

ITEM

1.	Notice to the Market by Natura &Co Holding S.A. regarding the filing of its Annual Report on Form 20-F for the year ended December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: April 28, 2023

Item 1

Notice to the Market by Natura &Co Holding S.A. regarding the filing of its Annual Report on Form 20-F for the year ended December 31, 2022.

NATURA &CO HOLDING S.A.

Publicly-Held Company
CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.531.582

NOTICE TO THE MARKET

Filing of Form 20-F

Natura &Co Holding S.A. (“Natura &Co”) announces that its Annual Report on Form 20-F (the “20-F”), reporting its financial and operational data for 2022, was filed with the U.S. Securities and Exchange Commission, or the SEC, and with the Brazilian Securities and Exchange Commission, the Comissão de Valores Mobilários , or CVM, on April 28, 2023.

The document has been posted on Natura &Co’s website: https://ri.naturaeco.com/en/.

Natura &Co’s shareholders may receive a hard copy of the 20-F, which contains Natura &Co’s complete audited financial statements, free of charge, upon request. Requests should be directed to:

Investor Relations Department, Natura &Co
Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A,
Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil
+55 (11) 4389-7881
ri@natura.net

Sao Paulo, April 28, 2023.

Guilherme Strano Castellan
Chief Financial and Investor Relations Officer